Exhibit 4.2

DEMAND PROMISSORY NOTE

AMOUNT:	US$50,000

DATE:	June 6, 2008

FOR VALUE RECEIVED, CLEARPOINT BUSINESS RESOURCES, INC. promises to pay PARKER DREW the principal amount of US$50,000 (Fifty Thousand U.S. Dollars) on demand. No interest shall accrue on the unpaid principal balance of this Note until demand, with interest at the rate of 5% per annum after demand.

ClearPoint Business Resources, Inc. waives presentment, demand, notice of dishonour and protest or further notice of any kind and agrees that he shall remain liable in respect of this Note as if presentment, demand, notice of dishonour and protest had been duly made or given.

FULL VALUE RECEIVED:
CLEARPOINT BUSINESS RESOURCES, INC.

By:
Name:
Title:

ACKNOWLEDGED AND ACCEPTED:

Parker Drew